SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2009

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

206 Jungja-dong

Bundang-gu, Sungnam

Kyunggi-do

463-711

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      ✓            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                     No      ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:	February 10, 2009
KT Corporation

By:	/s/ Thomas Bum Joon Kim
Name:	Thomas Bum Joon Kim
Title:	Managing Director

By:	/s/ Young Jin Kim
Name:	Young Jin Kim
Title:	Director

1

Notice of the 27th Annual

General Meeting of Shareholders

*	To be presented at the meeting

Notice of the Annual General Meeting of

Shareholders

February 10, 2009

To our Shareholders,

KT will hold an Annual General Meeting of Shareholders on March 6, 2009 as described below.

At the Annual General Meeting, five items will be reported, including the Business Report for the 27th fiscal year, and four items will be resolved, including the approval of financial statements.

Shareholders holding KT’s common shares as of December 31, 2008 will be entitled to vote at the 27th Annual General Meeting of Shareholders.

I look forward to your participation.

Suk-Chae Lee

President and Chief Executive Officer

—	Date and Time: Friday, March 6, 2009 10:00 a.m. (local time)

—	Place: Lecture Hall (2F) of KT Corporation’s R&D Center located at 17 Woomyun-dong, Seocho-gu, Seoul, Korea

—	Record Date: December 31, 2008

Matters to be Reported

Business Report for the 27th Fiscal Year

Pursuant to Article 449 of the Commercial Code (Approval of Financial Statement), KT’s 27th annual report is as follows.

KT recorded KRW 11,785 billion in sales, a decrease of 1.3% year-on-year. Operating profit and net income decreased to KRW 1,113 billion and KRW 450 billion, respectively, decline of 22.3% and 54.2% year-on-year, respectively. Further details of business performance can be found on pages 9 and 10.

Report on Standards and Method of Payment on Remuneration of Directors

Pursuant to Article 31 (Remuneration and Severance Payment for Directors) of KT’s Articles of Incorporation, the criteria used to determine the remuneration for executive directors and the method of payment are reported as follows.

The remuneration for executive directors is composed of base annual salary, short-term performance-based incentives, and long-term performance-based incentives. The base annual salary of the President is KRW 373 million, Executive Vice President KRW 253 million, Senior Vice President KRW 178 million, and Vice President KRW 151 million. The range of short-term incentive payments is 0%~250% of the base annual salary for the President and 0%~150% for the Executive Vice President, Senior Vice President, and Vice President.

The base annual salary shall be paid on a monthly basis on the salary payment date of the company, at an amount equivalent to one-twelfth of the base annual salary. The short-term performance-based incentives are decided in accordance with each director’s management performance as evaluated by the Evaluation and Compensation Committee (composed of independent and non-executive directors only) and are paid in cash within the Limit on Remuneration of Directors approved by the Annual General Meeting of Shareholders.

Long-term performance based incentives are decided in accordance with TSR (Total Shareholder’s Return), and are paid in company shares within the Limit on Remuneration of Directors approved by the Annual General Meeting of Shareholders. Long-term performance-based incentives are calculated by the relative performance of KT’s TSR against KOSPI and TSR of other domestic telecommunication service providers.

—	2008 Annual Compensation of Executive Directors

(unit: thousand KRW)

Name	Title	Year 2008
		Base Salary	Incentive1)	Retirement grants	Total
Joong Soo Nam2)	President and Chief Executive Officer	314,978	1,186,758	284,829	1,786,565
Jong Lok Yoon3)	Executive Vice President	253,000	484,220		737,220
Jeong Soo Suh	Executive Vice President	253,000	459,211		712,211

Total4)					3,235,996

1)	Includes short-term and long-term incentive, incentives are based upon 2007 performance
2)	Joong Soo Nam resigned as of November 5, 2008
3)	Jong Lok Yoon resigned as of January 22, 2009
4)	The amount actually paid in 2008

—	Share Ownership of Directors

Name	Title	Number of Shares	Stock Option
Jeong Soo Suh	Executive Vice President	10,175	None
Paul C. Yi	Independent and Non-Executive Director	1,420

Report on Share Retirement

Pursuant to Article 165-3 of the Capital Market Consolidation Act (Retirement of Shares), report on share retirement is as follows.

KT repurchased 1,666,700 shares of its common stock through the Korea Stock Exchange, and retired them on July 22, 2008. Total value of retired shares is KRW 73.8 billion.

—	Share Buyback and Cancellation

Purchase Period	Shares Purchased	Amount Purchased (KRW billion)	Retirement Date	Average Price (KRW)
Jun. 26 ~ Jul. 18	1,666,700	73.8	July 22, 2008	44,252

Matters Requiring Resolution

Agenda Item No. 1

Approval of Balance Sheet, Income Statement and Statement of Appropriation of Retained Earnings for the 27th Fiscal Year

Pursuant to Article 449 of the Commercial Code (Approval and Public Notice of Financial Statements), approval of financial statements for the 27th fiscal year is requested.

BALANCE SHEET

As of December 31, 2008 and 2007

(Unit: 100 million KRW)

Description	2008 Amount	2007 Amount
Current Assets	37,781	33,104
- Quick Assets	36,106	31,883
- Inventories	1,675	1,221
Non-current Assets	149,068	146,068
- Investments	35,179	34,586
- Tangible Assets	104,287	104,487
- Intangible Assets	3,970	4,397
- Other Non-current Assets	5,632	2,598
Total Assets	186,849	179,172

Current Liabilities	25,859	29,914
Long-term Liabilities	72,672	60,659
Total Liabilities	98,531	90,573

Capital Stock	15,610	15,610
Capital Surplus	14,406	14,408
Capital Adjustment	-39,947	-39,839
Accumulated Other Comprehensive Income	108	-8
Retained Earnings	98,141	98,429
Total Stockholders’ Equity	88,318	88,599
Total Liabilities and Stockholders’ Equity	186,849	179,172

INCOME STATEMENT

For the Years Ended December 31, 2008 and 2007

(Unit: 100 million KRW)

Description	2008 Amount	2007 Amount
Operating Income	117,848	119,364
- Telephone	39,845	41,846
- Internet	26,705	25,086
- LM	13,936	15,972
- Wireless	15,640	15,115
- Others	21,722	21,345
Operating Expenses	106,714	105,027
- Depreciation	22,032	21,327
- Salaries and Provisions for Retirement and Severance Payment	26,149	26,348
- Cost of Service and Interconnection Cost	19,626	19,379
- Other expenses	14,267	15,324
- Cost of Goods Sold and Sales & Administrative Cost	17,265	15,677
- Commissions	7,375	6,972
Operating Profit	11,134	14,337
- Non-operating Income	8,553	4,156
- Non-operating Expenses	14,087	5,746
- Income Tax Expenses	1,102	2,927
Net Income for the Year	4,498	9,820

STATEMENT OF APPROPRIATION OF RETAINED EARNINGS

For the Years Ended December 31, 2008 and 2007

(Unit: 100 million KRW)

Description	2008 Amount	2007 Amount
I. Retained Earnings before Appropriations	41,690	40,611
- Unappropriated Retained Earnings Carried over from Prior Years	37,904	31,559
- Cumulative effect of a change in accounting policy	26	1,195
- Share Retirement	-738	-1,963
- Net Income	4,498	9,820
II. Transfer from Voluntary Reserves	1,067	1,367
- Reserve for R&D Human Resource Development	1,067	1,367
III. Distributable Retained Earnings	42,757	41,978
IV. Appropriation of Retained Earnings	2,263	4,074
- Dividends(Cash Dividends) (Current year: 1,120 KRW; Prior year: 2,000 KRW)	2,263	4,074
V. Unappropriated Retained Earnings to be Carried over forward to Subsequent Year (I+II-IV)	40,494	37,904

Agenda Item No. 2

Election of Directors

Pursuant to Article 382 of the Commercial Code (Election and Relationship with Company) and Articles 25 (Election of the Representative Director and Directors) of the Articles of Incorporation of KT, approval of the election of director is requested.

At the 27th Annual General Meeting of Shareholders, two standing directors (executive directors) and three independent and non-executive directors shall be elected. The President nominated two executive director candidates with the consent of the Board of Directors, and the Independent and Non-Executive Director Nominating Committee has recommended three independent and non-executive director candidates.

Biographies of the candidates are as follows.

<Agenda Item No. 2-1> Sang Hoon Lee

—	Date of birth: January 24, 1955

—	Person nominating said candidate: President (with the consent of board of directors)

—	Relation to the largest shareholder: None

—	Details of transactions between said candidate and the corporation concerned for the past three years: None

—	Term of office: March 6, 2009 to the 28th Annual General Meeting of Shareholders (one year)

—	Present occupation: Senior Executive Vice President, Head of Enterprise Customer Group, KT

—	Education

¡	1984	Ph. D., in Electrical Engineering, Department of Systems Engineering, University of Pennsylvania, U.S.A.

¡	1982	M.S. in Electrical Engineering, Department of Systems Engineering, University of Pennsylvania

¡	1978	B.S. in Department of Electrical Engineering, Seoul National University, Korea

—	Professional associations

¡	2000 - 2008	Executive Vice President, Research & Development Group, KT

¡	2000 - Present	Chairman, Telecommunications Technology Association Assembly

¡	2000 - Present	Chairman, VoIP Forum in Korea

¡	1996 - 2000	Vice President, Telecommunication Networks Laboratory, KT

¡	1991 - 1996	Director, Network Architecture Research Division, Telecommunication Networks Laboratory, KT

¡	1984 - 1991	Member of Technical Staff, Applied Research, Bell Communications Research

¡	1981 - 1984	Research Assistant, Moore School of Electrical Engineering, University of Pennsylvania, USA

<Agenda Item No. 2-2> Hyun-Myung Pyo

—	Date of birth: October 21, 1958

—	Person nominating said candidate: President (with the consent of Board of Directors)

—	Relation to the largest shareholder: None

—	Details of transactions between said candidate and the corporation concerned for the past three years: None

—	Term of office: March 6, 2009 to the 28th Annual General Meeting of Shareholders (one year)

—	Present occupation: Executive Vice President, Head of Corporate Center, KT

—	Education

¡	1998	Ph.D. in Electrical Engineering, Korea University

¡	1983	Master degree in Electrical Engineering, Korea University

¡	1981	B.S. in Electrical Engineering, Korea University

—	Professional associations

¡	2006 - 2008	Head of WiBro Business Group, KT

¡	2007 - Present	Chairman of Wimax Operators Alliance(WOA)

¡	2003 - Present	Vice Chairman, Korea Marketing Club

¡	2003 - 2006	Senior Executive Vice President, Head of Marketing Group, KTF

¡	2002 - 2003	Executive Vice President, Strategy Coordinating Office, KTF

¡	2000 - 2002	Vice President, Management Planning Office, KTF

¡	1995 - 2000	Senior Research, KT

<Agenda Item No. 2-3> Choon Ho Lee

—	Date of birth: July 22, 1945

—	Person nominating said candidate: Independent and Non-Executive Director Nominating Committee

—	Relation to the largest shareholder: None

—	Details of transactions between said candidate and the corporation concerned for the past three years: None

—	Term of office: March 6, 2009 to the 30th Annual General Meeting of Shareholders (three years)

—	Present occupation: Visiting professor, Political Science and International Relations, Inha University

—	Education

¡	2004	Ph.D. in Education, Inha University, Korea

¡	1999	Computer Department(ICP), Korea University

¡	1996	Visiting Scholar, The George Washington University, USA

¡	1986	Master in Women’s Studies, Ewha Womans University, Korea

¡	1969	B.S. in Political Science, Ewha Womans University

—	Professional associations

¡	2008 - Present	Director, Woong-Jin Foundation for Public Interest

¡	2006 - Present	Director, Korean Broadcasting System

¡	1997 - Present	Mediator, Seoul Domestics Relations Court

¡	2003 - 2006	Seoul Cultural Foundation, Director

¡	2002 - 2003	Member of the Advisory Committee to the Ministry of Gender Equality

¡	1998 - 2004	National President, League of Women’s Voters

¡	2002 - 2004	Member of Viewer’s Commission, YTN

¡	2003 - 2008	Air Traffic Committee Member, Ministry of Land, Transportation and Maritime Affairs

¡	1988 - 1992	Lecturer, Sejong University

<Agenda Item No. 2-4> E. Han Kim

—	Date of birth: May 27, 1946

—	Person nominating said candidate: Independent and Non-Executive Director Nominating Committee

—	Relation to the largest shareholder: None

—	Details of transactions between said candidate and the corporation concerned for the past three years: None

—	Term of office: March 6, 2009 to the 30th Annual General Meeting of Shareholders (three years)

—	Present occupation: Endowed Chair Professor and Director of Financial Research Center, University of Michigan.

—	Education

¡	1975	Ph.D. in finance, State University of New York at Buffalo, USA

¡	1971	MBA in operations research, Cornell University, USA

¡	1969	B.S. in management science, University of Rochester, USA

—	Professional associations

¡	2003 - Present	Independent Director, POSCO Non-Executive Chairman of BOD (‘07~’08)

¡	2005 - 2007	Steering Committee Member, Korea Investment Company

¡	2000 - Present	Director of East Asia Management Development Center

¡	1990 - Present	Director, Financial Research Center, Ross School of Business, University of Michigan, USA

¡	1996 - Present	Director, NTT Program of Asian Finance and Economics

¡	1995 - Present	Director, Global MBA Program

¡	2001 - 2003	Independent Director, HanaBank

¡	1997 - 1998	Consultant to Korea Stock Exchange

¡	1989 - 1991; 1993	Consultant to World Bank

¡	1990 - 1991	Endowed Chair Visiting Professor, University of Tokyo

¡	1989 - 1990	Independent Director, Mutual Savings Bank (in Michigan)

¡	1988 - 1994	Consultant to U.S. Department of Treasury, IRS

<Agenda Item No. 2-5> Jeung Soo Huh

—	Date of birth: June 10, 1960

—	Person nominating said candidate: Independent and Non-Executive Director Nominating Committee

—	Relation to the largest shareholder: None

—	Details of transactions between said candidate and the corporation concerned for the past three years: None

—	Term of office: March 6, 2009 to the 30th Annual General Meeting of Shareholders (three years)

—	Present occupation: Professor, Dept. of Materials Science and Metallurgy, Kyungpook National University, Korea

—	Education

¡	1994	Ph.D. in Electronic Materials, MIT, Cambridge, MA, USA
¡	1985	M.S. in Material Science & Engineering, Seoul National University
¡	1983	B.S. in Material Science & Engineering, Seoul National University

—	Professional associations

¡	2005 - 2006	Dean of International Affairs, Kyungpook National University

¡	2003 - 2004	Director of Publication Committee, Korean Materials and Metals

¡	2000 - 2006	Director, National Research Lab (Environmental Gas Monitoring) Ministry of Science and Technology, Korea

¡	1999	Visiting Professor, University of Manchester Institute of Science and Technology, UK

¡	1995 - 2001	Assistant Professor, Dept. of Materials Science and Metallurgy Kyungpook National University, Korea

¡	1987 - 1993	Research Assistant, Dept. of Materials Science and Engineering, MIT, U.S.A

Comparison of BOD Composition

Before AGM	After AGM
☐ Standing Directors (Executive Directors)
Suk-Chae Lee (President)	Suk-Chae Lee (President)
Jong Lok Yoon**	Sang Hoon Lee
Jeong Soo Suh	Hyun-Myung Pyo

☐ Independent and Non-Executive Directors
Si-Chin Kang*	Si-Chin Kang*
In-Man Song*	In-Man Song*
Joon Park*	Joon Park*
Paul C. Yi	Paul C. Yi
Jeong Suk Koh	Jeong Suk Koh
Choon Ho Lee
E. Han Kim*
Jeung Soo Huh

*	Members of Audit Committee
**	Resigned as of January 22, 2009

☐ Biographies of Current Directors

—	Independent and Non-Executive Directors

Paul C. Yi
Date of Birth	May 30, 1967
Current Position	President & Region Manager Coca Cola Company Korea/ Chairperson, KT Board of Directors
Percentage of BOD Meeting Attendance	100%

Professional History - Chief Executive Officer Nongshim Kellogg Co. - Head of Hershey Foods Corporation Korea

Jeong Suk Koh
Date of Birth	May 22, 1957
Current Position	President, Ilshin Investment Co., Ltd.
Percentage of BOD Meeting Attendance	100%

Professional History - Consultant, McKinsey&Co. - Teaching Assistant, Massachusetts Institute of Technology

Si-Chin Kang
Date of Birth	September 15, 1947
Current Position	Auditor, Catholic Education Foundation
Percentage of BOD Meeting Attendance	100%

Professional History - Vice President, Samil PriceWaterhouseCoopers - Auditor, Korean Institute of Certified Public Accountants

In-Man Song
Date of Birth	August 28, 1950
Current Position	Professor, Graduate School of Business, Sungkyunkwan University
Percentage of BOD Meeting Attendance	100%

Professional History - Member of Korean Accounting Standards Board - Chairman, Korean Accounting Association - IFRS Advisor, Financial Supervisory Service

Joon Park
Date of Birth	October 30, 1954
Current Position	Professor, College of Law, Seoul National University
Percentage of BOD Meeting Attendance	100%

Professional History - Kim&Chang, Seoul, Korea - Foreign Lawyer, Sullivan&Cromwell LLP Law, New York, USA

*	BOD Meeting attendance period (‘09.1~Present)

—	Tenure Status of Board of Directors

	Name	Initial Appointment Date	Recent Appointment Date	End of Tenure
Independent and Non-Executive Directors	Paul C. Yi	Mar. 2007	Mar. 2007	AGM 2010
	Si-Chin Kang	Jan. 2009	Jan. 2009
	In-Man Son	Jan. 2009	Jan. 2009
	Jeong Suk Koh	Feb. 2008	Feb. 2008	AGM 2011
	Joon Park	Jan. 2009	Jan. 2009
	Choon Ho Lee	Mar. 2009	Mar. 2009	AGM 2012
	E. Han Kim	Mar. 2009	Mar. 2009
	Jeung Soo Huh	Mar. 2009	Mar. 2009

—	Composition within Board of Directors

Name	Audit	NED Nom.*	Eval.&Com **	Executive	Related Trans.***
— Executive Directors
Suk Chae Lee				—
Jeong Soo Suh		—		—
— Independent and Non-Executive Directors
Paul C. Yi		¡			¡
Jeong-Suk Koh		—	¡		—
Si-Chin Kang	¡	—	—
In-Man Song	—	—			—
Joon Park	—	—	—		—

*	Independent and Non-Executive Director Candidate Nominating Committee
**	Evaluation & Compensation Committee
***	Related Transaction Committee
¡	Chairperson

Agenda Item No. 3

Election of member of Audit Committee

Pursuant to the Article 415-2 of Korean Commercial Code (Audit Committee) and Article 191-17 of Securities Exchange Act of Korea (Audit Committee), election of the members of the Audit Committee is hereby requested.

KT’s Audit Committee consists of three or more independent and non-executive directors.

At the Annual General Meeting of Shareholders, one new member of the Audit Committee will be elected.

KT’s Independent and Non-Executive Director Nominating Committee recommended E. Han Kim to be introduced as new member of the Audit Committee.

Biography of the candidate is as follows:

<Agenda Item No. 3> E. Han Kim

—	Date of birth: May 27, 1946

—	Person nominating said candidate: Independent and Non-Executive Director Nominating Committee

—	Relation to the largest shareholder: None

—	Details of transactions between said candidate and the corporation concerned for the past three years: None

—	Term of office: March 6, 2009 to the 30th Annual General Meeting of Shareholders (three years)

—	Present occupation: Endowed Chair Professor and Director of Financial Research Center, University of Michigan.

—	Education

¡	1975	Ph.D. in finance, State University of New York at Buffalo, USA
¡	1971	MBA in operations research, Cornell University, USA
¡	1969	B.S. in management science, University of Rochester, USA

—	Professional associations

¡	2003 - Present	Independent Director, POSCO Non-Executive Chairman of BOD (‘07~’08)

¡	2005 - 2007	Steering Committee Member, Korea Investment Company

¡	2000 - Present	Director of East Asia Management Development Center

¡	1990 - Present	Director, Financial Research Center, Ross School of Business, University of Michigan, USA

¡	1996 - Present	Director, NTT Program of Asian Finance and Economics

¡	1995 - Present	Director, Global MBA Program

¡	2001 - 2003	Independent Director, HanaBank

¡	1997 - 1998	Consultant to Korea Stock Exchange

¡	1989 -1991; 1993	Consultant to World Bank

¡	1990 - 1991	Endowed Chair Visiting Professor, University of Tokyo

¡	1989 - 1990	Independent Director, Mutual Savings Bank (in Michigan)

¡	1988 - 1994	Consultant to U.S. Department of Treasury, IRS

Agenda Item No. 4

Approval of Limit on Remuneration of Directors

Pursuant to Article 388 (Remuneration of Directors) of the Commercial Code and Article 31 (Remuneration and Severance Payment for Directors) of Articles of Incorporation of KT, approval of limit on remuneration of directors is requested.

Pursuant to provisions of the Articles of Incorporation, a limit on remuneration of directors including the president shall be approved at the Annual General Meeting of Shareholders.

The compensation of all directors is deliberated by the Evaluation and Compensation Committee which consists of independent and non-executive directors only. The committee has the duty to evaluate the performance of the President, based on the management contract with independent and non-executive directors. The committee also makes recommendation on the limit on remuneration of directors to the shareholders for approval.

The total remuneration limit for directors in 2009, set on February 6, 2009 by the Board of Directors, is KRW 4.5 billion, which equals to a 10% reduction in comparison to 2008. The amount is set on the assumption that all directors receive maximum rate of short-term incentives, long-term incentives, and retirement payment. The actual amount paid to directors in 2008 was KRW 3.2 billion, and details can be found in the Reporting Item Report on Standards and Method of Payment on Remuneration of Directors on pages 5 and 6.

Additional Information

—	Number and Classification of Voting Shares

The record date for exercising voting rights at the Annual General Meeting of Shareholders is December 31, 2008. As of the record date, the number of KT’s total shares issued was 273,535,700 shares and the number of common shares entitled to exercise voting rights (excluding treasury shares and shares held by an affiliate company) was 202,032,042 shares.

—	Method of Resolution

Pursuant to the provisions of the Korean Commercial Code, all Agenda Items shall be passed by a majority of the votes cast by the shareholders present at the meeting and at least one-fourth of the total shares that are entitled to vote.

—	Limit on Exercising Voting Rights Regarding Election of the Members of Audit Committee

Article 409 of the Korean Commercial Code stipulates that any shareholder who holds more than 3% of the total issued shares with voting rights may not exercise his or her vote in respect of such excess shares beyond the “3% limit” when exercising voting rights with respect to election of the members of the audit committee. Please note that the shareholders who own more than 3% of KT’s voting shares (equivalent to 6,060,961 shares) are not entitled to any voting rights exceeding the “3% limit”.